United States securities and exchange commission logo





                             December 13, 2022

       Seah Kok Wah
       Chief Executive Officer
       Angkasa-X Holdings Corp.
       11-06, Tower A, Ave 3
       Vertical Business Suite
       Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia

                                                        Re: Angkasa-X Holdings
Corp.
                                                            Registration
Statement on Form F-1
                                                            Filed November 15,
2022
                                                            File No. 333-268366

       Dear Seah Kok Wah:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed November 15, 2022

       Cover Page

   1. We note that you disclose on page 96 that you are opting out of the extended transition period for complying
with new or revised accounting standards. Please revise the cover page to check the box
indicating that you have elected not to use the extended transition period.
   2. You disclose that there is no public market for your common stock but that selling shareholders may offer
the shares from time to time through public or private transactions at prevailing market
prices, at prices related to prevailing market prices or at privately negotiated prices.
Please note that an at-the-market resale offering under Rule 415 is not
 Seah Kok Wah
FirstName
Angkasa-XLastNameSeah
           Holdings Corp.Kok Wah
Comapany13,
December  NameAngkasa-X
              2022         Holdings Corp.
December
Page 2    13, 2022 Page 2
FirstName LastName
         available for registrants that do not have a public market. Please revise your prospectus to disclose that the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a national securities exchange or quoted on the OTC
         Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.
3. Please disclose prominently on the cover page and in the prospectus summary that See
         Unicorn Ventures Limited controls the company through its ownership of 65% of the
         company   s shares and will continue to exercise significant control over the company after
         this offering. Also disclose that the company   s CEO owns 80% of See
Unicorn Ventures
         Limited.
Prospectus Summary, page 10

4. Please provide balanced disclosure in your prospectus summary. Disclose prominently that you have not yet commenced production level satellite manufacturing and satellite launch activities, that your auditors have expressed substantial doubt concerning your ability to continue as a going concern, and that you have incurred minimal revenue and net losses.
5. In your corporate structure diagram here and on page 78, identify the entity in which
         investors will hold shares and the entity in which the company   s
operates its business.
Risk Factors
We are heavily dependent on our customers..., page 33

6. Please disclose that two customers accounted for 14.7% and 85.3% in 2021 and two customers accounted for 7.70% and 92.3% of the total revenue for the six months ended
         June 30, 2022. Discuss the material terms of any agreements, including the identity of each customer. Also file the agreements as exhibits.
Capitalization, page 56

7. Please revise to present the Capitalization and Dilution information as of June 30, 2022.
Dilution, page 57

8. Revise to disclose the net tangible book value per share before the offering. Refer to Item
         506(a) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
60

9. We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities
 Seah Kok Wah
Angkasa-X Holdings Corp.
December 13, 2022
Page 3
         Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.
Liquidity and Capital Resource, page 61

10. Please revise to clearly disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350. Business, page 77

11. Throughout the filing you note that you may need to obtain various licenses and that you have filed for certain approvals, such as on page 12 where you noted that you have filed for approval for your first satellite spectrum for inclinations and altitudes between 400 and
         600 km to meet your transmission requirements.    You also disclose on
page 43 that you
         may need to maintain or obtain regulatory approvals. Please revise throughout the filing to clearly disclose the approvals and permissions required to operate and disclose your expected timeline for obtaining such approvals as well as any factors impacting this timeline or your ability to ultimately obtain these approvals. Directors, Management and Corporate Governance, page 99

12. You disclose that Dr. Seah Kok Wah and Dr. Lim Kin Wan are directors and shareholders of See Unicorn Ventures Limited, owning 80% and 20% of voting power of See Unicorn
         Ventures Limited respectively. Please include this information in each
of the officer   s
         biography. In light of each officer   s other positions, disclose how
much time each of Dr.
         Seah Kok Wah and Dr. Lim Kin Wan devotes to the company. Include a risk factor that discusses any potential conflicts of interest arising from the business activities of your officers and directors.
Exhibits

13. Please file all material agreements with your VIE as exhibits, including but not limited to,
         Exclusive Business Cooperation Agreement, Loan Agreement, Share Pledge Agreement,
         Exclusive Option Agreement, and Power of Attorney.
General

14. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameSeah Kok Wah
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameAngkasa-X
       present                 Holdings
               to potential investors    Corp. on Section 5(d) of the
Securities Act, whether or
                                      in reliance
       not they
December        retainPage
           13, 2022    copies
                           3 of the communication.
FirstName LastName
 Seah Kok Wah
FirstName
Angkasa-XLastNameSeah
           Holdings Corp.Kok Wah
Comapany13,
December  NameAngkasa-X
              2022         Holdings Corp.
December
Page 4    13, 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at
(202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Benjamin A. Tan